Exhibit 99.2

PERDIGÃO S.A.

CNPJ 01.838.723/0001-27

A Publicly Held Company

MINUTES OF THE ORDINARY GENERAL MEETING AND

1st /2008 EXTRAORDINARY GENERAL MEETING HELD ON APRIL 30  2008

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, TIME AND PLACE: April 30 2008 at 11:00 a.m. at the Company’s registered offices at Av. Escola Politécnica, 760 in the city and state of São Paulo-SP. QUORUM: Shareholders representing 67.63% of the voting capital. Also present at the Meeting representing the Company, the Chief Executive Officer, Nildemar Secches and the Chief Financial Officer and Director of Investor Relations, Wang Wei Chang, and the members of the Fiscal Council, Attílio Guaspari, Ivan Mendes do Carmo and Vanderlei Martins. Also present was Ms. Carla Bellangero, representative of KPMG Auditores Independentes S/C, independent auditors of the Company. CONVENING NOTICE: Published in the newspapers: Diário Oficial-SP, editions of April 12, 15 and 16 2008 and Valor Econômico-SP, editions of April 14, 15 and 16 2008. FINANCIAL STATEMENTS: Published in the Diário Oficial-SP on February 27 2008 and Valor Econômico-SP on February 26 2008. TABLE: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary;  AGENDA: 1. Examine and vote on the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31 2007, and to deliberate on the allocation of the Company’s results; 2. Ratify the distribution of remuneration to the shareholders, pursuant to the resolution of the Board of Directors; 3. Deliberate on the proposal to amend subsection 4 of Article 32 of the Bylaws of the Company, modifying the constitution of the reserve for expansion. 4. Ratify the increases in the capital stock approved within the capital limit authorized by the meetings of the Board of Directors held on December 18 2007, January 14 2008 and February 21 2008, with respect to the ratification of the public share subscription and to the incorporation of shares, with the consequent statutory amendment (caption sentence to Article 5 of the Bylaws); 5. Election of 1 member to the Board of Director together with his alternate.  6. Elect the Fiscal Council/Audit Committee; 7. Set the annual and global compensation for the members of management and the Fiscal Council; 8. Ratify the annual and global remuneration of the management of the Perdigão Companies; 9. Ratify the choice of appraising company (experts) appointed by the Board of Directors for the preparation of the book Valuation Report of Eleva Alimentos S. A. for the purposes of its merger with the Company; 10. Approve the Valuation Report, Protocol and Justification and the merger of Eleva Alimentos S.A. with Perdigão S.A.; 11. Ratify the payment of interest on shareholders’ equity as per resolution of the Board of Directors and the Fiscal Council at a meeting on April 11 2008. RESOLUTIONS ADOPTED: 1. Approved  by unanimity of the present shareholders the accounts as well as other documents with respect to the fiscal year terminating on December 31 2007  and the allocation of the Company’s results as follows: Net Income for the Fiscal Year R$ 325,609,386.96 to the following accounts: Legal Reserve R$ 16,280,469.35, Reserve for Capital Increase: R$ 65,121,877.39; Reserve for Expansion: R$ 144,007,040.22; Interest on Shareholders’ Equity: R$ 100,200,000.00; 2. Ratified by unanimity of the present shareholders the resolutions of the Board of Directors with respect to the distribution of shareholders’ remuneration as follows: (i) resolution of June 28 2007, for distribution as interest on shareholders’ equity in the gross amount per share of R$ 0.22654960  and total gross amount of interest on shareholders’ equity of R$ 37,500,000.00 (thirty-seven million, five hundred thousand Reais), and (ii) resolution of December 18 2007, with respect to the distribution of interest on shareholders’ equity in the gross amount per share of R$0.33795681 and the total gross amount of R$ 62,700,00.00 (sixty-two million, seven hundred thousand Reais), the aforementioned payments, for the purpose of remunerating the shareholders, corresponding to the total value of 32.39% of the adjusted net income for the fiscal year pursuant to Article 202 of Law 6,404/76 for the purposes of the minimum mandatory dividend, with payout effected on August 31 2007 and February 29 2008, respectively; 3. Approved by unanimity of the present shareholders the proposal to amend subsection 4 of Article 32 of the Bylaws with the following wording: “ARTICLE 32. .... 4) up to 50% (fifty per cent) for the creation of a reserve for expansion, which shall not exceed 80% (eighty percent) of the Capital Stock, with the purpose of ensuring investments in fixed assets or increases in working capital, including through amortization of the Company’s debts, independently of retained earnings earmarked to the capital expenditures budget, and its outstanding balance may be used: (i) in the offsetting of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in the operations of redemption, reimbursements or purchase of shares in accordance with the legislation; and (iv) in the incorporation to the Capital Stock, including through new bonus shares.”; 4. Ratified by the majority of the present shareholders the increases in capital approved by the Board of Directors, within the limit of the authorized capital, with respect to the ratification of the public subscription and to the  incorporation of shares as follows: (i) on December 18 2007, ratified the increase in the Company’s capital stock in the amount of R$ 900,000,000.00 (nine hundred million Reais), following the subscription and paying up of 20,000.000 (twenty million) common shares in the approved primary offering and within the limit of the authorized capital; (ii) on January 14 2008, ratified the increase in the capital stock of the Company in the amount of R$ 33,489,000.00 (thirty-three million, four hundred and eighty-nine thousand Reais), following the subscription and paying up of 744,200 (seven hundred and forty-four thousand, two hundred) common shares in the approved primary offering and within the authorized capital, with respect to the green shoe option, exercised by Credit Suisse (Brasil) S. A.; (iii) on February 21 2008, approved the issue of 20,256,751 (twenty million, two hundred and fifty-six thousand, seven hundred and fifty-one) common book entry shares, with no par value, which were paid up with shares issued by Eleva and attributed to the shareholders in accordance with the exchange ratio of 1 (one) new common share of the Company for each 1.74308855 common share issued by Eleva, pursuant to Article 5, Paragraph 1 of the  Company’s Bylaws at an issuance price of R$ 45.00 per share, resulting in the increase of capital stock of R$ 911,553,795.00 (nine-hundred and eleven million, five hundred and fifty-three thousand, seven hundred and ninety-five Reais), within the Company’s authorized capital limit, Eleva thereby becoming a wholly owned subsidiary of the Company. In view of these increases, the Company’s capital stock, which was R$ 1,600,000,000.00 (one billion, six hundred million Reais) increased to R$ 3,445,042,795.00 (three billion, four hundred and forty-five million, forty-two thousand, seven hundred and ninety-five Reais), represented by 206,958,103 (two hundred and six million, nine hundred and fifty-eight thousand, one hundred and three) shares. In the light of these amendments, Article 5 of the Bylaws shall now carry the following wording: “Article 5 – The Capital Stock subscribed for and paid up  is R$ 3,445,042,795.00 (three billion, four hundred and forty-five million, forty-two thousand and seven hundred and ninety-five Reais), divided into 206,958,103 (two hundred and six million, nine hundred and fifty-two thousand, one hundred and three) no-par value common shares in book-entry form.” 5. Elected to the Board of Directors, with a term of office to run until the Ordinary General Meeting of 2009, in parallel with the term of office of the remaining Directors, RAMI NAUM GOLDFAJN, Brazilian, married, consultant, enrolled in the taxpayers’ register (CPF) under number 942.673.597-68 , bearer of ID card number  06873149 SSP/SP, resident and domiciled in São Paulo-SP; and as his respective Alternate: CLÁUDIO DA SILVA SANTOS Brazilian, married, administrator, enrolled in the taxpayers’  register (CPF) under number 832.463.809-10, bearer of ID card  number 0966665953 SSP, resident and domiciled in São Paulo-SP; 6. Elected to the Fiscal Council, with a term of office to run until the Ordinary General Meeting of 2009, being thus composed, Effective Members: (i) as financial specialist and independent member: ATTÍLIO GUASPARI, Brazilian, married, engineer, enrolled in the taxpayers’ register (CPF) under number 610.204.868-72, bearer of ID card 19.799-6 issued by the Air Force Ministry, resident and domiciled in Rio de Janeiro-RJ; (ii) as independent member: FÁBIO DOS SANTOS FONSECA, Brazilian, separated, college lecturer, enrolled in the taxpayers’ register (CPF) under number 370.918.597-15, bearer of ID card number 31744352 SSP/RJ, resident and domiciled in Rio de Janeiro-RJ; (iii) as a member elected by the majority of  the present shareholders DÉCIO MAGNO ANDRADE STOCHIERO, Brazilian, married, company administrator, enrolled in the taxpayers’ register (CPF) under number

279.497.881-00, bearer of ID card number 733.275 SSP/DF, resident and domiciled in Brasília-DF; Alternate members: AGENOR AZEVEDO DOS SANTOS, Brazilian, married, accountant, enrolled in the taxpayers’  register (CPF) under number 383.239.407-97, bearer of professional ID CRC-RJ  number 43670-5, resident and domiciled in Rio de Janeiro-RJ; OSVALDO ROBERTO NIETO, Brazilian, married, accountant, enrolled in the taxpayers’ register (CPF) under number 703.427.418-53, bearer of ID card number  W/676628-S SE/DPMAF/D, resident and domiciled in São Paulo-SP; GILDA MARIA DOS SANTOS, Brazilian, married, economist, enrolled in the taxpayers’ register (CPF) under number 224.424.721-04, bearer of ID card 627.400 SSP/DF, resident and domiciled in Brasília-DF; 7. Approved by unanimity of the present shareholders the management’s compensation for the current fiscal year in the global and annual amount of up to R$ 5,569,277.00 (five million, five hundred and sixty-nine thousand, two hundred and seventy-seven Reais). The payment of the minimum value established in law of 10% of the average compensation of each member of management as compensation for the members of the Fiscal Council; 8. Ratified by unanimity of the present shareholders the total annual and global compensation of the Perdigão Companies in the amount of R$18,247,429.00 (eighteen million, two hundred and forty-seven thousand, four hundred and twenty-nine Reais); 9. Ratified by unanimity of the present shareholders the choice of Deloitte Touche Tohmatsu Auditores Independentes as appointed appraising company by the Board of Directors for the preparation of the valuation report of Eleva Alimentos S. A. 10. Approved by unanimity of the present shareholders the Valuation Report, Protocol and Justification and the merger of Eleva Alimentos S.A. with Perdigão S.A. 11. Ratified by unanimity of the present shareholders the resolution of the Board of Directors and the Fiscal Council, approving the payment of interest on shareholders’ equity in the amount of R$ 0.37 (thirty-seven centavos) per share, totaling R$ 76,415,218.66 (seventy-six million, four hundred and fifteen thousand, two hundred and eighteen Reais and sixty-six centavos), subject to federal withholding tax, except for those shareholders that are tax immune and exempt, for the 206,527,618 shares trading in the market on the record date of April 22 2008 and ex- interest on shareholders’ equity on April 23 2008. The payment shall be effected as follows: (i) on August 29 2008, R$ 0.25 (twenty-five centavos) per share, equivalent to a total of R$ 51,631,904.50 (fifty-one million, six hundred and thirty-one thousand, nine hundred and four Reais and fifty centavos); and (ii) on February 27 2009, R$ 0.12 (twelve centavos) per share, equivalent to a total of R$ 24,783,314.16 (twenty-four million, seven hundred and eighty-three thousand, three hundred and fourteen Reais and sixteen centavos). ATTACHED DOCUMENTS: 1. Company Bylaws; 2. List of Shareholders Present. DOCUMENTS FILED WITH THE  COMPANY: 1. Capital Expenditures Budget; 2. Proposal for Amending the Company’s Bylaws; 3. Opinions of the Fiscal Council; 4. Valuation Report for Eleva Alimentos S. A. 5. Protocol-Justification for the Merger of Eleva Alimentos S. A. with Perdigão S. A. 6. Proxy instruments granted; 7. Declaration of voting. TERMINATION: These minutes, having been drafted, read and approved, were signed by those present. (Authorized the publication of these minutes excluding the signatures of the shareholders present pursuant to Article 130, paragraph 2 of Law 6,404/76). WANG WEI CHANG, VINSON FUND LLC; POLO FIA; POLO NORTE FI MULTIMERCADO; PETROS - FUND. PETROBRÁS SEG. SOC.; ITAU ACE DIVIDENDOS AÇÕES – FI; ITAU EXECELENCIA SOCIAL AÇÕES – FI; ITAU FLEXPREV AÇÕES – FI; ITAU GOVERNANCA CORPORATIVA AÇÕES – FI; ITAU MIRANTE IBRX AÇÕES – FI; ITAU INDEX AÇÕES IBOVESPA – FI; ITAU LIVESTOCK PREVIDENCIARIO AÇÕES – FI; ITAU MULTIMARCAS PERFORMANCE AÇÕES – FI; ITAU SELEÇÃO AÇÕES – FI; SHAN BAN CHUN; LAGOTRICÉIA PART. S.A.; NILDEMAR SECCHES; NEY ANTONIO FLORES SCHWARTZ; PREVI - CAIXA PREV. FUNC. BCO BRASIL; REAL GRANDEZA FUND. DE A P A S; VALIA - FUND. VALE DO

RIO DOCE; FUNDO DE INSVESTIMENTO EM AÇÕES – FIA; IP PART FDO DE INV EM ACOES; FUNDO INV EM ACOES IP SELECAO; BRANSFIELD LLC; TWEED LLC; FPRV IP AND FIA PREVIDENCIARIO; SAMAMBAIA V FUNDO INV EM ACOES; HATTERAS LLC; BANESPREV MAIS VALOR ACOES FI; LARGE CAPS SELECT FIA; FPRV1 SABIA FIM PREVIDENCIARIO; T R P I F T ROWE PR L AMER FUN; EMERGING MARK GROWTH FUND INC; T ROWE PR EM MARK STOCK FUND; T R P T CO INT COM T F M TRUST; VANGUARD EM MARK ST INDEX FUND; EQ ADVISORS TRUST; STICHTING PENSIOENFONDS ABP; MORGAN S INV MAN EM MKTS TRUST; THE CAL STATE TEACH RETIR SYS; The M T B O J LTD TOS LAT AEMF; NORGES BANK; T ROWE PRICE FUNDS SICAV; WELLINGTON TRUST COMPANY N A; SCHRODER E W BAL FUND MOTHER; IP EQUITY HEDGE II FIM; THE PENS RES INV MANAG BOARD; EVOLUTION FUNDO INV EM ACOES; ETOILE INVESTMENTS LLC; THE WELLCOME TRUST LIMITED; IP VALUE HEDGE FIA; FUNDO INV AC MERC ESTRATEGIA; IP EQUITY HEDGE FIM; THE P SCH RET SYS OF MISSOURI; VAN KAM S F I V K EM MARK FUND; VIRGINIA RETIREMENT SYSTEM; FRANK RUSS INV COMPANY PLC; EMERGING MARK EQUITY TRUST 4; THE BR MSCI MKTS IND COM TR FU; BLUE REEF INVESTMENTS LLC; RUSSELL INV COMP EM MARK FUND; BELL ATL MASTER PENSION TRUST; VANGUARD INVESTMENT SERIES PLC; FRANKLIN TEM VALOR LIQ FVL FIA; THE TEXAS EDUCATION AGENCY; MORGAN S I M ACT INT ALL TRUST; CAPITAL INT PORTFOLIOS; COMMONWEALTH O P P S EMP RET S; UPS RETIREMENT PLAN; IBM TAX DEFERRED SAVINGS PLAN; MORGAN ST OFF EMERG MARK FUND; STATE STREET EMERGING MARKETS; CAPITAL G M E F FOR TAX EX TRU; VAN KAM S F I V K G ALLOC FUND; SYRACUSE UNIVERSITY; DIMENSIONAL EM MKTS FUND INC; FRANKLIN TEMPLETON IBX FIA; PANAGORA GROUP TRUST; JOHN H FUN II INT EQ IND FUND; JOHN HANC TR INT EQ IND TR B; BALENTINE INT EQ FUND SEL LP; JOHN HANC TR INT EQ IND TRUST; INFINITY VALUE INVESTMENTS LLC; BCO MACRO S S D PION LAT F C I; CAPITAL INT PORTFOLIOS; THE NEW YORK ST COM RETIR FUND; THE LATIN AMER DISC FUND INC; PRINCIPAL LIFE INSUR COMPANY; PRINCIPAL V CON INC INT MA ACC; PRINCIPAL V C F I D I ACCOUNT; STATE O C RET PL AND TRT FUN; EMER M C E P DFA INV DIM GROU; FIDELITY S P CONS ST PORTFOLIO; WILMINGTON MUL MANAG INT FUND; NON T S EMPL RET SYST OF MISSO; WEG PARTICIPAÇÕES E SERVIÇOS S.A; FUND. TELEBRÁS SEG. SOCIAL – SISTEL; MERCATTO GERACAO FUTURO FIA; MÁRCIA DA SILVA PETRY; GERD EDGAR BAUMER; CLADIS VOIGT TREJES; MIRIAM VOIGT SCHWARTZ; VALSI VOIGT; UBS PREST FUND II LLC CLASS 19; EGGON JOÃO DA SILVA  ADMINISTRADORA LTDA.; EGGON JOÃO DA SILVA; DABLIUVE ADMINISTRADORA LTDA; UBS PREST FUND II LLC CLASS 30; DÉCIO DA SILVA; MARTIN WERNINGHAUS; MERCATTO BANESE CELI FI ACOES; UBS PREST FUND II LLC CLASS 15; EDUARDO WERNINGHAUS; FUNDO INV MULT CRED PRIVADO JO; FUNDO INV DE ACOES CALIFORNIA; FUNDO INV DE ACOES FORTALEZA; FUNDO DE INV DE ACOES CLF; CLUBE DE INVESTIMENTO GALPE; FIA PACTUAL ANDROMEDA; FUNDO INV ACOES PORTF 90 II; FUNDO DE INV DE ACOES POSEIDON; FUNDO DE INV DE ACOES ONOFRE; FUNDO DE INV EM ACOES 210; FUNDO DE INV DE ACOES PRIMAR; RST CREATE FUNDO INV EM ACOES; MADRICA FUNDO DE INV EM ACOES; FUNDO INV ACOES ESTR SOLITARIA; FUNDO DE INV DE ACOES SPZS; FIA EXCLUSIVO SARLAT; CLUBE DE INVESTIMENTO ADMR; FUNDO INV DE ACOES ARRECIFES; UBS P P M F INV PREVIDENCIARIO; FUNDO INV EM ACOES PROFIT 39; FIA PACTUAL DINAMICO; FUNDO INV EM ACOES PRVICOKE RV; LAURA AUGUSTA DA SILVA; FUNDO DE INV DE ACOES PCP; FUNDO DE INV DE ACOES RUBI; UBS PACT EQ ALPHA 30 FUNDO INV; UBS PACT FUND FUNDO INV ACOES; FUNDO M INV AC CART LIV RAPSAG; MELLON NOTA FIM PREVIDENCIARIO; UBS PACTUAL EQUITY ALPHA FI MM; SABIA FIA; CLUBE DE INV

PACTUAL 1; FUNDO DE INV DE ACOES BRONZE; FIA CAROL; PERDIGÃO SOCIEDADE DE PREVIDENCIA PRIVADA; THE B O N YORK ADR DEPARTMENT; ADRIANE CRISTINA S ALMEIDA; RINALDO DETTINO.

NEY ANTONIO FLORES SCHWARTZ

Secretário

São Paulo-SP, April 30 2008.